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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2010

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 1350 - 650 West Georgia Street Vancouver, B.C. V6B 14N9

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

1350- 650 WEST GEORGIA ST. VANCOUVER, BC, CANADA V6B 4N9 TEL: 604.669.6660 FAX: 604.669.0898 WWW.KISKAMETALS.COM TSX-V: KSK CONTACT: DREW MARTEL OR JASON WEBER

NEWS RELEASE

Two New Directors Elected to Kiska Board

KSK10-14

Vancouver, BC – June 28, 2010: Kiska Metals Corporation held its Annual and Special Meeting on June 23, 2010 in Vancouver, BC. All resolutions to be voted on at the meeting were passed, including the slate of directors proposed by the Company. The recommended slate included two new nominees, George Ireland and Geoff Chater.

"George Ireland and Geoff Chater bring a wealth of capital markets and corporate development experience to Kiska Metals. Their experience with financing and advising public companies in the resources sector will be of great benefit. We welcome them to the Board," stated Jason Weber, President and Chief Executive Officer.

George Ireland is the Chief Investment Officer and Managing Member of the Geologic Resource Partners LLC and Portfolio Manager of the associated Geologic Resource Funds. Mr. Ireland has 30 years of experience in all aspects of the resource sector, ranging from field geology to banking and venture capital. Mr. Ireland founded Geologic Resource Partners LLC in 2004. From 2000 to 2004, he was the general partner of Ring Partners, LP, an investment partnership that later merged with the Geologic Fund.  From 1991 to 2000, he was an analyst for Knott Partners LP. Mr. Ireland graduated from Phillips Academy and the University of Michigan with a BS degree from the School of Natural Resources. Mr. Ireland also serves on the board of directors of Merrill & Ring Inc, a private timber company in the United States.

Geoffrey Chater holds a B.Sc. in geology from Texas Christian University and has over 21 years of experience in the mining industry. Mr. Chater is a principal of Namron Advisors, a corporate communications consultancy. From 1999-2008, Mr. Chater held the position of Manager of Corporate Relations for copper producer First Quantum Minerals Ltd. During his career, Mr. Chater has held similar positions with Greystar Resources Ltd., Nevada Pacific Gold Ltd., Eldorado Gold Corporation, Fairbanks Gold Corporation and Ivanhoe Capital Corporation.

Mr. Ireland and Mr. Chater have each been granted 125,000 incentive stock options exercisable at price of $1.00 for a period of 5 years.

Management would like to thank and acknowledge the efforts and contributions made by departing board members Rosie Moore and Bill Schur. Both served on Kiska’s board since its inception in 2009. Their experience and knowledge proved to be invaluable in the creation and subsequent growth of Kiska. We wish them the very best in their future endeavors.

About Kiska Metals Corporation

Kiska Metals Corporation is a mineral exploration company focused on advancing the Whistler Project, Alaska, which includes a multi-million ounce gold-copper resource and excellent exploration potential.  Kiska has renowned technical expertise and a quality exploration portfolio with numerous early stage exploration opportunities around the world, some held in partnership with a selection of the world’s largest and most successful gold and base metal producers. Kiska resulted from the merger of Rimfire Minerals Corporation and Geoinformatics Exploration in August 2009.

On behalf of Kiska Metals Corporation

“Jason Weber”

Jason Weber, P.Geo., President & CEO

CAUTIONARY STATEMENT: No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kiska's expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators. Those filings can be found on the Internet at http://www.sedar.com and http://www.sec.gov/edgar.

KISKA METALS CORPORATION

FORM 51-102F3

MATERIAL CHANGE REPORT

1.

Name and Address of Company

Kiska Metals Corporation

Suite 1350 - 650 West Georgia Street

Vancouver, B.C.

V6B 14N9

2.

Date of Material Change

June 25, 2010

3.

News Release

A new release disclosing the material change was issued through Marketwire in Vancouver, British Columbia, on June 28, 2010 and filed on SEDAR.

4.

Summary of Material Change

The Company has announced that Mr. Ireland and Mr. Chater have each been granted 125,000 incentive stock options exercisable at price of $1.00 for a period of 5 years.

5.1

Full Description of Material Change

Kiska Metals Corporation held its Annual and Special Meeting on June 23, 2010 in Vancouver, BC. All resolutions to be voted on at the meeting were passed, including the slate of directors proposed by the Company. The recommended slate included two new nominees, George Ireland and Geoff Chater. Mr. Ireland and Mr. Chater have each been granted 125,000 incentive stock options exercisable at price of $1.00. The expiry date of the options is June 25, 2015.

5.2

Disclosure for Restructuring Transactions

Not applicable.

6.

Reliance on Subsection 7.1(2) of National Instrument 51-102

Not Applicable.

7.

Omitted Information

Not Applicable.

8.

Executive Officers

For further information about this material change, please contact Jason S. Weber, President and Chief Executive Officer, at (604) 669-6660 or by email at jasonw@kiskametals.com.

9.

Date of Report

DATED at the City of Vancouver, in the Province of British Columbia this 28th day of June 2010.

(signed)

Dorothy G. Miller

Chief Financial Officer

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KISKA METALS CORPORATION (Registrant)

Date: June 28, 2010	By: “Dorothy G. Miller”

Dorothy G, Miller, Chief Financial Officer